Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820
Slide 1 - Split-Off Transaction Roadshow
Thank you for joining us. MiniMed is a focused, global diabetes technology company and this exchange offer is intended to complete our separation from Medtronic. Today we will cover three things: why automated insulin delivery is becoming the standard of care, why our portfolio is built to win and why that is already showing up in accelerating growth.
Slide 2 and 3 - Forward-Looking Statements and Transaction Information; Market Data and Trademarks
Before we begin, please review the forward-looking statement, non-GAAP, and other disclosures on these two slides. The exchange offer is being made solely through the prospectus, and investors should review the filed materials before making any investment decision. With that, let’s move to the transaction overview and the MiniMed investment case.
Slide 4 - Exchange Offering Summary
This slide summarizes the mechanics of the exchange offer, including the target discount, maximum exchange ratio, pricing period, and expected expiration. The key point for this discussion is that the transaction is intended to complete Medtronic's separation of MiniMed and establish an independent shareholder base.
Slide 5 - Today's Presenters
I’m Que Dallara, CEO of MiniMed. Today, you will also hear from Chad Spooner, our Chief Financial Officer, Ali Dianaty, our Chief Product and Technology Officer, and Ryan Weispfenning, our Head of Investor Relations. The team combines deep diabetes, technology, operational and public-company experience, and we are aligned around execution, innovation, and long-term shareholder value.
Slide 6 - Invest in Better Patient Days with MiniMed
We believe MiniMed today has a track record of delivering growth. Five things support that: a large and underpenetrated market, a proven innovation engine, a major portfolio refresh, what we believe to be an unmatched global commercial scale, and a plan to accelerate growth, margins and robust cash generation. Our focus is simple: give people better outcomes with more freedom from the daily burden of diabetes.
Slide 7 - New MiniMed Is a Full-Stack Insulin Delivery Company
MiniMed is a full-stack automated insulin delivery (AID) company with CGM, insulin delivery, algorithms and a unified digital experience. We serve approximately 80 countries, support more than 659,000 pump users and generate roughly 80% of revenue from CGM and consumables. That integrated model combines strong clinical outcomes with products that contribute to
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recurring revenue. The company has delivered high-single digit to low-double digit organic growth for 12 consecutive quarters.
Slide 8 - Breaking News: Accelerating the Pipeline
This slide captures our pace of execution. You’ve seen our new growth accelerate as we launched our new sensors. Since July, we have hit five pipeline milestones on products we expect to drive future growth. We just launched our new durable pump MiniMed Flex with both Simplera and Instinct in the U.S., submitted our Fit patch pump to the FDA ahead of plan, secured Flex CE Mark, completed our Vivera fully closed loop algorithm U.S. pivotal enrollment, and received IDE approval for our next-generation sensor. This demonstrates our ability to move the calendar to the left while preparing each program for commercialization and growth.
Slide 9 - Significant Growth Headroom as AID Becomes the Standard of Care
We are focused on the estimated 38 million people worldwide with Type 1 or intensive-insulin Type 2 diabetes, an estimated market of roughly $19 billion that is expected to grow double-digits through 2030. Pump adoption is only about 7% globally, despite the clinical value of automation. We believe the biggest opportunity is expanding adoption among the millions of people who still manage insulin manually today, while also continuing to gain share through innovation, outcomes, and ease of use.
Slide 10 - Capitalizing on an Innovation Super-Cycle to Deliver for All Patient Cohorts
Patients do not all want the same therapy, so our strategy is to meet patients where they are and provide options based on individual preferences. MiniMed Go serves people who prefer not to wear a pump, MiniMed Flex serves those who value a durable and disconnectable pump, and MiniMed Fit is designed to serve those who prefer a patch. We do not force every patient into one solution. We aim to give each patient the right one, connected through a common digital and algorithm platform.
Slide 11 - MiniMed 780G with SmartGuard Drives Consistent Performance
Our SmartGuard algorithm is the clinical foundation of the portfolio today. It delivers automatic corrections as often as every five minutes and uses Meal Detection technology to respond when a meal bolus is missed or underestimated. The median real-world Time-in-Range for users on recommended settings is 75-78%. Importantly, a randomized crossover study showed virtually identical glycemic outcomes with either Simplera Sync or Instinct, reinforcing the ability of the SmartGuard algorithm to deliver strong outcomes independent of the sensor being used.
Slide 12 - SmartGuard Delivers Best-in-Class Real-World Outcomes
The differentiation shows up in real-world evidence. Across 34 published studies covering more than 635,000 users on eight AID systems, our SmartGuard algorithm delivered Time in Range above the ADA guideline and compared favorably across competitor AID systems.
Slide 13 - More Users Reach Time-in-Range Goal with 780G
This slide makes the outcome advantage more tangible: a much higher proportion of 780G users reached the ADA Time in Range guideline than users in the published Omnipod 5 dataset. On optimal settings, it was 80% vs. 46% of users who achieved greater than 70% Time-in-Range.
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The evidence spans hundreds of thousands of users and reinforces the value of our algorithm architecture. These are the outcomes we are now pairing with a modern durable pump form factor through MiniMed Flex, and that we expect to bring to the MiniMed Fit patch pump when it launches, subject to regulatory approval.
Slide 14 - 780G Mimics How a Pancreas Works
The outcomes you saw on the previous slides are rooted in the way we designed our algorithm. SmartGuard continuously adjusts insulin and can automatically correct every five minutes, including after Meal Detection identifies a missed dose. Rather than simply automating manual diabetes management, our algorithm was designed to mimic how a healthy pancreas responds. We believe that architecture is a key reason we deliver strong outcomes today, and it provides the foundation for the next generation of innovation we are bringing to market through our Vivera fully closed loop algorithm, which is expected in the U.S. in the second half of calendar 2027.
Slide 15 - Pipeline
With that clinical foundation established, let me turn to the portfolio that is transforming MiniMed. The next several slides show how we are extending the same ecosystem across smart MDI, durable pumps, patch pumps and fully closed-loop automation.
Slide 16 - Delivering the Pipeline Ahead of Expectations
Over the past several quarters, we consistently delivered key milestones earlier than we originally committed. These achievements represent a clear say-do track record. Since the IPO, Go launched in the U.S., Flex launched ahead of plan with both sensors, Instinct reached Europe well ahead of our original timetable, Fit was submitted early to the FDA, and Vivera enrollment was completed in August 2026. The pipeline is no longer conceptual; it is entering commercialization now.
Slide 17 - Gen 3 Portfolio: One Unified Experience
The third generation of the MiniMed portfolio is built around a simple idea: one company, multiple options, one ecosystem. We are not just launching individual products. We are building the next generation of MiniMed. Whether a patient prefers smart MDI, a durable pump, or a patch pump, our goal is to help them stay within a common digital, clinical, and algorithm platform. By the end of calendar 2027, we expect this portfolio refresh to cover the major components of our system and provide a broad set of choices to patients.
Slide 18 - MiniMed Go
MiniMed Go brings our smart pen, CGM and connected app together for more than 30 million MDI users globally. It is simple to prescribe and can flow directly from the provider's EMR to MiniMed Pharmacy for fulfillment. We launched in Europe in February and the US in May. We believe Go can be both a meaningful MDI solution and an entry point into our broader portfolio of diabetes technologies.
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Slide 19 - MiniMed Flex
MiniMed Flex is our first major pump hardware refresh in more than a decade: half the size of 780G, smartphone controlled, waterproof, and built around a 300-unit reservoir and powered by our SmartGuard algorithm. It needs as few as 6 pokes a month, versus an estimated 12-18 for other AID systems. The Flex U.S. launch is expanding the market, which began shipping in June. We've also seen competitive conversions continue to increase. We expect the European launch to begin in November, adding another important growth driver.
Slide 20 - MiniMed Fit
MiniMed Fit is our planned next-generation patch pump, designed to bring the outcomes of MiniMed together with the convenience of a patch form factor. We believe patients should not have to choose between convenience and outcomes. We expect Fit to combine a differentiated feature set, including a 300-unit reservoir, up to seven days of wear, and SmartGuard at launch. We believe those attributes can be especially important for insulin-intensive Type 2 patients who need more capacity and fewer changeouts. We submitted Fit to the FDA ahead of plan in August and expect a U.S. launch in summer 2027, subject to FDA clearance.
Slide 21 - Fit Differentiation for Type 1 and Type 2
Fit is not a “me-too” patch. It is designed to combine longer wear, greater insulin capacity, persistent Bluetooth connectivity, proven soft-cannula technology, pharmacy access and our leading algorithm. We continue to hear that patch users care about the total experience, including wear time, capacity, automation and outcomes, and we designed Fit around those needs.
Slide 22 - Fit Designed for High-Volume Manufacturing
We believe the two-piece architecture is a significant economic advantage because the more expensive electronics are reused for years, while the high-volume consumable remains simple and low cost to manufacture. Combined with up to seven days of wear, that means fewer consumables used by the patient each month, six versus ten for Omnipod. As a result, we expect less capital intensity and a more efficient path to scale. We expect capacity for approximately 20,000 patients at launch and are already preparing to scale rapidly beyond that as demand and market access expand.
Slide 23 - Vivera Fully Closed-Loop Algorithm
Vivera is our third-generation algorithm and what we believe to be the category-defining opportunity in the portfolio. It is designed for both Type 1 and Type 2 insulin intensive patients, requires only total daily insulin dose to start, and we are developing it to provide a hands-free experience without carb counting or meal announcements, with the goal of helping users achieve outcomes above ADA guidelines on average. The architecture also is designed to allow more engaged users to add meal input for even tighter control, making automation a dial rather than a switch. Our U.S. pivotal trial enrollment is fully enrolled, and we expect the U.S. launch in the second half of calendar 2027, subject to FDA clearance.
Slide 24 - Commercial Growth Strategy
This next section explains why we believe we can commercialize this innovation at scale. We already have the global commercial reach, direct patient and healthcare provider relationships,
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reimbursement capabilities, and service infrastructure needed to bring these innovations to patients around the world and support them over the life of therapy.
Slide 25 - Experienced Global Commercial Team
Our global strength is built on decades of local execution, not simply the latest product cycle. We operate in roughly 80 countries with over 2,800 commercial professionals and over 1,300 customer care staff, and our model is primarily direct to the patient, about 70% of the business. About 70% of our revenue comes from outside the US, a structural difference from our competitors. That scale lets us launch new products through infrastructure already in place rather than building a commercial organization market by market, which is one reason we believe we can commercialize innovation efficiently around the world.
Slide 26 - Dedicated U.S. Sales Team and White-Glove Service
In the U.S., more than 1,000 dedicated professionals cover approximately 170 territories and support more than 20,000 prescribing clinicians across endocrinology and primary care. Our market-access, clinical, education and customer-care teams help patients from benefits verification through onboarding and long-term support. That white-glove model, including our StartRight and StayRight programs, 24/7 technical support in at least 25 languages, is how we work to get patients started well and keep them successfully on therapy.
Slide 27 - Direct-to-Patient Sales and Fulfillment
In the U.S., we operate primarily through a direct-to-patient model and are both an accredited DME supplier and a licensed pharmacy, giving us the ability to support patients, providers, and payers across both channels, with more than 500 direct DME and pharmacy contracts. Importantly, we already participate in pharmacy today across several products including 780G, CGM, and our InPen smart pen. For payers, better outcomes mean lower downstream costs, and CareLink data lets them see it in their own claims. For patients, that same model allows us to verify benefits, identify the most appropriate coverage pathway, dispense and ship directly, and support the entire therapy journey. We believe that combination simplifies access, improves the patient experience, and strengthens long-term engagement with MiniMed therapy.
Slide 28 - Q1 FY27 Earnings Update
Let me now turn to our latest financial results, which we reported on September 1. Our fiscal Q1 demonstrated that the product and commercial strategy is translating into accelerated growth, broader adoption, and an expanding recurring-revenue base.
Slide 29 - Strong Start to FY27
We delivered strong double-digit organic revenue growth, with acceleration in the U.S. and sustained double-digit revenue growth internationally. We believe the product cycle is driving current results and can drive future catalysts: Flex is scaling, sensor availability is expanding, and the Fit, Vivera and next-generation sensor milestones have all advanced. The quarter reinforces that growth, innovation, and execution are moving together.
Slide 30 - Q1 FY27 Results
Q1 revenue was $843 million, up 16.6% reported and 15.8% organically. Our results benefited from an extra week in our 52/53-week fiscal calendar, which contributed approximately four to
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six percentage points of organic revenue growth in the quarter. Even excluding that benefit, organic revenue growth remained approximately in the low double digits. Pumps grew in the low 20s, CGM in the high teens, and consumables in the low double digits; together, CGM and consumables represented 82% of revenue. Adjusted EBITDA was $83 million.
Slide 31 - FY26 Results
Our fiscal year 2026 results, which we reported in June, provide the foundation for the current acceleration: revenue exceeded $3.1 billion with 14.2% reported growth and 8% organic growth. The business finished the year with 145,000 new pumps sold and a 66% CGM attachment rate across the year, up 700 basis points year-over-year. As the new portfolio scales, we expect more pump placements to expand the installed base and compound through CGM and consumables.
Slide 32 - Growth Acceleration in Q1 FY27
The Q1 acceleration was broad based. U.S. organic revenue growth reached 13.1%, international organic revenue growth reached 16.9%, new pumps sold increased approximately 8% year-over-year and CGM attachment rose to 69%. Even excluding the estimate impact of the extra week, company organic revenue growth was approximately in the low double digits, driven by our new product introductions.
Slide 33 - Summary: Innovation. Growth. Execution.
The message we want to leave you with is straightforward. We started fiscal 2027 with accelerating growth, our newest products have expanded the customer base, and the pipeline has continued to advance ahead of expectations. We are building one complete platform across smart MDI, durable and patch pumps, sensors and fully closed-loop automation, supported by global scale and a business model designed to convert innovation into accelerating growth, increasing operating leverage, and long-term shareholder value.

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Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic plc (“Medtronic”) and MiniMed Group, Inc. “MiniMed”) of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this communication.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at

http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).